Oragenics, Inc.

4902 Eisenhower Boulevard, Suite

Tampa, Florida 33634

May 4, 2018

VIA EDGAR

Ms. Christine Westbrook

Division of Corporation Finance

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Oragenics, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-224498

Dear Ms. Westbrook:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Tuesday, May 8, 2018, or as soon thereafter as is practicable.

We hereby authorize Mark A. Catchur of Shumaker, Loop & Kendrick, LLP, our outside legal counsel, to orally modify or withdraw this request of acceleration. Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Catchur at (813) 227-2264. Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Michael Sullivan
Name:	Michael Sullivan
Title:	Chief Financial Officer

cc: Mark A. Catchur, Shumaker, Loop & Kendrick, LLP